UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019

OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to __________

Commission file number 001-15169

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
The Perficient, Inc. 401(k) Employee Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
Perficient, Inc.
555 Maryville University Drive, Suite 600
Saint Louis, Missouri 63141

The Perficient, Inc. 401(k) Employee Savings Plan
Financial Statements and Supplemental Schedule
Years ended December 31, 2019 and 2018

* Other schedules required by 29 C.F.R. § 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To Administrative Committee and Administrator of
The Perficient, Inc. 401(k) Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of The Perficient, Inc. 401(k) Employee Savings Plan (the “Plan”) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The schedule of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Brown Smith Wallace, LLP

We have served as the Plan’s auditor since 2010.

St. Louis, Missouri
June 18, 2020

The Perficient, Inc. 401(k) Employee Savings Plan
Statements of Net Assets Available for Benefits
(in thousands)

	December 31,
	2019	2018
Investments at fair value (Note 3)	$226,032	$162,021
Receivables:
Notes receivable from participants	1,178	1,208
Participant and employer contributions	490	2
Total receivables	1,668	1,210
Net assets available for benefits	$227,700	$163,231

The accompanying notes are an integral part of these financial statements.

The Perficient, Inc. 401(k) Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits
(in thousands)

Year Ended December 31, 2019
Additions to net assets attributed to:
Contributions:
Participant	$19,959
Employer	6,079
Rollover	4,761
Total contributions	30,799

Net appreciation in fair value of investments	49,132
Interest and dividend investment income	3,018
Interest – notes receivable from participants	77
Net investment gain	52,227

Deductions from net assets attributed to:
Benefits paid to participants	18,262
Administrative expenses	295
Total deductions	18,557

Net increase	64,469

Net assets available for benefits at beginning of year	163,231

Net assets available for benefits at end of year	$227,700

The accompanying notes are an integral part of these financial statements.

The Perficient, Inc. 401(k) Employee Savings Plan
Notes to Financial Statements

 1. Description of Plan

        The following description of The Perficient, Inc. 401(k) Employee Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

        The Plan is a defined contribution plan covering all full-time United States employees of Perficient, Inc. (the “Company”) who are age 21 or older, except any employee that is a non-resident alien with no U.S. source income. Employees may participate in the Plan on the first day of the month on or after they are determined to meet these conditions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

        The Company’s current record keeper is Transamerica Retirement Services (“Transamerica”), which is a part of the Aegon group.

Contributions

        For 2019, participants could contribute from a percentage of their pre-tax or post-tax annual compensation to any of the investment funds up to a maximum of $19,000 (actual dollars), subject to the Internal Revenue Code of 1986, as amended (the “Code”). Participants who had attained age 50 before the end of the year were eligible to make catch-up contributions of an additional $6,000 (actual dollars). Participants could also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

        The Company made matching contributions of 50% (25% in cash and 25% in Company common stock) of the first 6% of eligible compensation deferred by the participant. The Company made matching contributions of $3.2 million in Company common stock during 2019. In the first quarter of 2020, the Company made a discretionary 2019 match true-up contribution of $0.5 million equally comprised of cash and stock, which is included within the employer contribution receivables as of December 31, 2019.

Participant Accounts

        Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of the Plan earnings and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

        Participants are vested immediately in their contributions plus actual earnings thereon. The Company contributions plus earnings thereon vest based on years of service as follows:

Years of Service	Non-forfeitable Percentage
Less than 1	0
1	33
2	66
3 or more	100

Notes Receivable from Participants

        Upon written application of a participant, the Plan may make a loan to the participant. Participants may borrow no less than $1,000 and no greater than the lesser of (i) 50% of the participant’s vested account balance, or (ii) $50,000. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local rates for similar plans. Loans are amortized over a maximum of 60 months. Repayment is made through payroll deductions.

Payment of Benefits

        Participants are entitled to receive benefit payments at the normal retirement age of 59½, participant’s death or disability, in the event of termination, or if the participant reaches age 70½ while still employed. Benefits may be paid in a lump-sum distribution or installment payments.

Forfeitures

        As of December 31, 2019 and 2018, all forfeitures were utilized to offset employer contributions, in accordance with the Plan provisions. During the year ended December 31, 2019, employer contributions were reduced by forfeitures of $0.2 million, which included account balances forfeited during the year. There was an immaterial amount of unallocated forfeitures at December 31, 2019.

Participant-Directed Investments

        All assets of the Plan, with the exception of the Company contribution in stock, are participant-directed investments. Participants have the option of directing their account balance to one or more different investment options. The investment options include various mutual funds, collective trusts and Company common stock. See Note 3 for additional quantitative disclosures.

 2. Summary of Significant Accounting Policies

Basis of Accounting

        The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

        The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment Valuation and Income Recognition

        The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s administrative committee determines the Plan’s valuation policies utilizing information provided by the investment advisors and custodians. See Note 3 for discussion of fair value measurement.

        Purchases and sales of investments and realized gains and losses are accounted for on the trade date. Interest income is recorded as earned and dividend income is recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

        Participant loans are measured at the unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses and are expensed when they are incurred.

Payment of Benefits

        Benefits are recorded when paid.

Expenses

        Administrative expenses for participant-directed transactions, record-keeping fees and audit fees are paid by the Plan. Investment related expenses are included in net appreciation of fair value of investments.

 3. Fair Value Measurements

        Accounting standards provide the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

•Level 1 – Quoted prices in active markets for identical assets or liabilities.
•Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
•Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

        The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Cash and temporary investments

        The carrying value of cash equivalents approximates fair value as maturities are less than three months and measured at fair value using observable inputs in an active market and therefore are classified as Level 1.

Mutual Funds

        Mutual funds available for investment in the Plan are valued at quoted prices available in an active market and are classified within Level 1 of the valuation hierarchy.

Collective Trusts

        The Plan’s investment options are valued at the net asset value of the units of the individual collective trust. The net asset value (“NAV”), as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. The Plan’s collective trust investments may be redeemed on a daily basis. Irrespective of the underlying securities that comprise these collective funds, the funds themselves lack a formal listed market or publicly available quotes.

Common Stock

        Company common stock is valued at the closing price reported on the Nasdaq Global Select Market and is classified within Level 1 of the valuation hierarchy.

        The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value (in thousands):

	As of December 31, 2019
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Mutual funds	$81,230	$—	$—	$81,230
Company common stock	33,481	—	—	33,481
Cash held by Plan	5	—	—	5
Total assets in the fair value hierarchy	$114,716	$—	$—	114,716
Investments measured at net asset value (a)				111,316
Investments at fair value				$226,032

	As of December 31, 2018
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Mutual funds	$62,404	$—	$—	$62,404
Company common stock	16,253	—	—	16,253
Cash held by Plan	6	—	—	6
Total assets in the fair value hierarchy	$78,663	$—	$—	78,663
Investments measured at net asset value (a)				83,358
Investments at fair value				$162,021

(a) In accordance with Accounting Standards Codification Subtopic 820-10, Fair Value Measurements and Disclosures – Overall, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statement of Net Assets Available for Benefits.

        Gains and losses (realized and unrealized) included in changes in net assets for the periods above are reported in net appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

Investments Measured at Fair Value Using Net Asset Value per Share

        The following table summarizes investments valued at fair value based on net asset value per unit as of December 31, 2019 and 2018 (in thousands):

	Fair Value		Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Investment Name	2019	2018
IR+M Core Bond Collective Fund	$5,029	$4,257	—	Daily	None
Schwab Indexed Retirement 2010 I	701	325	—	Daily	None
Schwab Indexed Retirement 2015 I	559	564	—	Daily	None
Schwab Indexed Retirement 2020 I	3,700	2,763	—	Daily	None
Schwab Indexed Retirement 2025 I	5,520	4,663	—	Daily	None
Schwab Indexed Retirement 2030 I	17,407	13,863	—	Daily	None
Schwab Indexed Retirement 2035 I	13,250	9,175	—	Daily	None
Schwab Indexed Retirement 2040 I	17,507	13,984	—	Daily	None
Schwab Indexed Retirement 2045 I	14,101	10,744	—	Daily	None
Schwab Indexed Retirement 2050 I	12,280	9,065	—	Daily	None
Schwab Indexed Retirement 2055 I	5,998	3,644	—	Daily	None
Schwab Indexed Retirement 2060	2,000	1,078	—	Daily	None
State Street US Inflation Protected Bond Index NL Fund C	2,187	458	—	Daily	None
Transamerica Stable Pooled-Investment Class	11,077	8,775	—	Daily	None
Total	$111,316	$83,358

4. Related Party Transactions

        During the year ended December 31, 2019, the Plan had the following transactions involving Company common stock (in thousands, except share information):

Year Ended December 31, 2019
Shares purchased	88,536
Shares sold	92,130
Cost of shares purchased	$2,912
Cost of shares sold	$1,244
Net gain from shares sold	$1,855

5. Plan Termination

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer contributions.

6. Income Tax Status

        The Plan administrator has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions.

        The Internal Revenue Service has determined and informed the Company by an opinion letter dated March 31, 2014, that the Plan is established in accordance with applicable sections of the Code, and therefore, the Plan qualifies as tax-exempt under Section 401(a) of the Code. Although the Plan has been amended since receiving the opinion letter, the Plan administrator believes that the Plan is designed and operating in compliance with applicable Code requirements and, therefore, believes the Plan is qualified, and the related trust is tax-exempt.

7. Risks and Uncertainties

        The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks including the significant volatility in U.S. and international financial markets following the emergence of the novel coronavirus (COVID-19) pandemic in early 2020. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Supplemental Schedule
The Perficient, Inc. 401(k) Employee Savings Plan
FEIN: 74-2853258; Plan No. 001
Form 5500, Schedule H, Part IV, Line 4(i) Schedule of Assets (Held at End of Year)
December 31, 2019
(in thousands)

(a)	(b) Identity of Issuer	(c) Description	(d) Cost	(e) Current Value
*	State Street Bank & Trust Co.	Cash reserve account	**	$5
	American Beacon Small Cap Value Instl	Mutual fund	**	2,616
	American Funds:
	EuroPacific Growth R6	Mutual fund	**	6,115
	Growth Fund of America R6	Mutual fund	**	10,008
	BlackRock Developed Real Estate Index Instl	Mutual fund	**	2,129
	Dodge and Cox Stock	Mutual fund	**	7,004
	Harding Loevner Instl Emerging Markets	Mutual fund	**	1,119
	JPMorgan Mid Cap Value L	Mutual fund	**	4,203
	Oakmark International Small Cap Investor	Mutual fund	**	861
	Vanguard:
	Instl Index	Mutual fund	**	25,183
	Mid Cap Index Instl	Mutual fund	**	11,471
	Small Cap Index Inst	Mutual fund	**	8,800
	Total International Stock Index Adm	Mutual fund	**	1,721
	Total mutual funds			81,230
	IR+M Core Bond Collective Fund	Collective trust	**	5,029
	Schwab:
	Indexed Retirement 2010 I	Collective trust	**	701
	Indexed Retirement 2015 I	Collective trust	**	559
	Indexed Retirement 2020 I	Collective trust	**	3,700
	Indexed Retirement 2025 I	Collective trust	**	5,520
	Indexed Retirement 2030 I	Collective trust	**	17,407
	Indexed Retirement 2035 I	Collective trust	**	13,250
	Indexed Retirement 2040 I	Collective trust	**	17,507
	Indexed Retirement 2045 I	Collective trust	**	14,101
	Indexed Retirement 2050 I	Collective trust	**	12,280
	Indexed Retirement 2055 I	Collective trust	**	5,998
	Indexed Retirement 2060	Collective trust	**	2,000
*	State Street US Inflation Protected Bond Index NL Fund C	Collective trust	**	2,187
*	Transamerica Stable Pooled-Investment Class	Collective trust	**	11,077
	Total collective trusts			111,316
*	Perficient, Inc.	Employer stock	**	33,481
*	Notes receivable from participants	Interest rate of 3.25 – 7.50% maturing through November, 2024	—	1,178
	Total			$227,210
  * Party-in-interest transaction considered exempt by the Department of Labor.
** Cost omitted for participant-directed investments.

EXHIBITS INDEX

Exhibit Number	Description
23.1	Consent of Brown Smith Wallace, LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Perficient, Inc. 401(k) Employee Savings Plan

Date:	June 18, 2020	/s/ Paul E. Martin
Paul E. Martin
Chief Financial Officer